Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

March 7, 2024

Ken Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Mr. Ellington:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to comments you provided regarding the SOX review of certain of the Trust’s filings (including the Trust’s June 30, 2023 Form N-CSR). Your comments are set forth below followed by the Trust’s responses.

1.	Comment: A number of the funds had exposure to derivatives during the last fiscal year; however, management’s discussion of fund performance (“MDFP”) included in the most recent annual shareholder report for those funds does not discuss the effect of derivatives on the performance of the funds. If performance was materially affected by derivatives exposure, there should be a discussion of the impact in the MDFP. Please explain why no discussion of the impact was included in the MDFP.

Response: The Trust represents that, in future filings, when a fund’s performance has been materially affected by derivatives exposure, there will be a discussion of the impact in the MDFP.

2.	Comment: AdvisorShares Gerber Kawasaki ETF had a significant percentage of its net assets (approximately 37.8%) invested in the information technology sector at fiscal year end; however, the most recent prospectus does not include sector risk disclosure. Sector risk should be included in the prospectus if a fund has a significant amount of its net assets in a single sector. If a fund consistently focuses in a particular sector (for example, a period of three of more years), please explain why the identification of the sector, including the strategies and risks of investing in that sector, is not disclosed in the summary prospectus.

Response: The Trust confirms that if a fund consistently focuses in a particular sector, corresponding strategy and risk disclosure will be included in the fund’s prospectus.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

March 7, 2024

3.	Comment: Going forward please disclose the expiration date of any rights held by the funds on the schedule of investments.

Response: According to the Trust’s administrator, the expiration date of any rights held by the funds, other than contingent value rights, are disclosed on the schedule of investments.

4.	Comment: It was noted that the accrued expenses line item for AdvisorShares MSOS 2x Daily ETF represented approximately 77% of the total liabilities of the fund. Please confirm that any material categories within other liabilities have been stated separately in accordance with Article 6-04(10) of Regulation S-X.

Response: According to the Trust’s administrator, any material categories within other liabilities have been stated separately in accordance with Article 6-04(10) of Regulation S-X.

5.	Comment: AdvisorShares Pure US Cannabis ETF has a payable in the amount of $3,746,118 due to broker. Please explain what this balance is related to.

Response: According to the Trust’s administrator, the payable amount represents net receivables and payables for open/unsettled swap transactions and income.

6.	Comment: Please confirm that funds investing in other funds have disclosed distributions of realized gains by other investment companies, if any, separately on the statement of operations (Article 6-07.7(b) of Regulation S-X).

Response: According to the Trust’s administrator, long-term capital gain distributions from underlying investment companies are disclosed separately within the realized section of the statement of operations while short-term capital gain distributions are included in income.

7.	Comment: Footnote 1 to the Financial Highlights for AdvisorShares Ranger Equity Bear ETF discloses that “[a]fter the close of business on February 5, 2021, the Fund’s applicable class underwent a reverse stock split” and refers the reader to Note 1 of the Notes to Financial Statements; however, it appears that the disclosure related to the reverse stock split is no longer in the Notes to Financial Statements. Please revise going forward.

Response: The Trust represents that the disclosure has been revised.

8.	Comment: Please update the recoupment language in the Notes to Financial Statements to match the disclosure in the prospectus, which states that “the Board may permit the Advisor to retain the difference between the Fund’s total annual operating expenses and the expense limitation currently in effect, or, if lower, the expense limitation that was in effect at the time of the waiver and/or reimbursement, to recapture all or a portion of its prior fee waivers or expense reimbursements within three years of the date they were waived or reimbursed” and ensure the recoupment language is consistent throughout the disclosure documents.

Response: The Trust confirms that the recoupment language has been revised to be consistent throughout the disclosure documents.

March 7, 2024

9.	Comment: Please include disclosure related to the fixed transaction fee that is currently imposed on each creation and redemption transaction in the Notes to Financial Statements including when such amounts are retained by the fund.

Response: The Trust represents that the requested disclosure will be included going forward.

10.	Comment: Please include an explanatory footnote in the fee table for AdvisorShares Focused Equity ETF and AdvisorShares Q Dynamic Growth ETF that briefly explains the terms of the performance fee. The footnote should disclose (a) the fund’s base fee, (b) that the base fee may adjust up or down according to fund performance relative to its benchmark index as well as the amount of the adjustment (e.g., it can adjust up or down by x%), and (c) identify the benchmark index.

Response: The Trust represents that the requested disclosure will be included going forward.

11.	Comment: Please disclose the amount of the performance fee adjustment for each of AdvisorShares Focused Equity ETF and AdvisorShares Q Dynamic Growth ETF in the Notes to Financial Statements either in dollars or basis points.

Response: The Trust represents that the requested disclosure has been added to the Notes to Financial Statements.

12.	Comment: The staff notes that the response to Item 4(e)(2) of Form N-CSR seems to state that 100% of services described in Item 4(c) were approved by the Trust’s Audit Committee; however, Item 4(e)(2) relates to situations when the preapproval requirement was waived not when preapproval was obtained (see paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X). Accordingly, please confirm whether the response is accurate.

Response: The Trust represents that the response to Item 4(e)(2)(c) will be revised going forward.

March 7, 2024

13.	Comment: Disclosure in the prospectus states that “[y]ou may obtain a copy of the SAI and the Annual and Semi-Annual Reports without charge by calling 877.843.3831, visiting the website at www.advisorshares.com, or writing to the Trust at 4800 Montgomery Lane, Suite 150, Bethesda, Maryland 20814”; however, copies of the annual and semi-annual reports do not appear to be available on the website. Please update and/or explain.

Response: The Trust represents that the annual and semi-annual reports currently are available on the website by clicking “About” at the top of any webpage, then “Literature Center,” then “Financial Reports.”

*         *         *         *         *

Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum

cc: Dan Ahrens, AdvisorShares Trust